SEC 1344    PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
(2-2002)    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
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                    UNITED STATES                           OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION        ----------------------------
                WASHINGTON, D.C. 20549              OMB Number:      3235-0058
                                                    Expires: January 31, 2005
                     FORM 12b-25                    Estimated average burden
                                                    hours per response....2.50
             NOTIFICATION OF LATE FILING            ----------------------------
                                                    SEC FILE NUMBER 333-56239-01
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                                                    CUSIP NUMBER
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(Check One)
  / / Form 10-K                   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q                  / /  Form N-SAR

For Period Ended: October 19, 2002
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

LPA Holding Corp.
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Full Name of Registrant


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Former Name if Applicable

130 South Jefferson Street, Suite 300
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois  60661
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     LPA Holding Corp. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended October 19, 2002 without unreasonable effort or expense due to the inability of management to complete the preparation of the required interim financial statements for the first quarter of fiscal 2003 for the reasons discussed below. On September 27, 2002, the Company also filed a Notification of Late Filing on Form 12b-25 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002. As of the date hereof, the Company still has not filed its Annual Report on Form 10-K due to the inability of management to complete the preparation of the required financial statements for the fiscal year for the reasons discussed below.

     As previously disclosed in the Company's Current Report on Form 8-K filed on September 16, 2002, the Company expects to take material charges to current and prior year earnings, the specific amount of which is still subject to determination pending the final completion of the audited financial statements for the fiscal year ended June 29, 2002. The majority of these charges are expected to consist of a write-down of the Company's assets resulting from an analysis of the carrying value of certain long-term assets, including goodwill and other intangibles and deferred tax assets. Management has determined that certain of the charges will affect the unaudited financial statements for each of the Company's quarterly periods in fiscal 2002 and the audited financial statements for the fiscal year ended June 30, 2001 and prior periods. Accordingly, the charges are expected to include adjustments to restate the Company's financial statements for the first quarter of fiscal 2002, which restated financial statements are required to be included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 19, 2002.

     Given the number of items to be restated, the magnitude of the charges, the numerous fiscal periods affected by the restatement, including the first quarter of fiscal 2002, and the continued inability of management to complete the preparation of the Company's financial statements for the fiscal year ended June 29, 2002, it is not feasible for management of the Company to complete the preparation of the Company's unaudited interim financial statements for the quarterly period ended October 19, 2002 and for the Company to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense nor can a reasonable estimate of the Company's results for the quarterly fiscal period be made at this time.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Michael F. Czlonka                     (312)                     798-1200
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     (Name)                          (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). / / Yes /X / No

The Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 has not been filed.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X / Yes /  / No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's response contained in Part III is incorporated herein by reference because the same explanation given in Part III applies as to why a reasonable estimate of the results for the fiscal quarter ended October 19, 2002 and why the anticipated change from the quarterly period ended October 20, 2001 cannot be made.

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                               LPA Holding Corp.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 3, 2002   By  /s/ Michael F. Czlonka
    --------------------   ----------------------------------------------------
                             Name:   Michael F. Czlonka
                             Title:  Chief Financial Officer and
                                     duly authorized representative
                                     of the registrant



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).